SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 26 July 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





BP p.l.c.
Group Results
2nd Quarter and Half Year 2005
                                                        London 26 July 2005


                         FOR IMMEDIATE RELEASE

     RECORD RESULT AND SHAREHOLDER DISTRIBUTIONS FOR THE HALF-YEAR

---------------------------------------------------------------------------

 Second   First  Second
Quarter Quarter Quarter                                       First Half
   2004    2005    2005   $ million                      2005    2004     %

=======================                                ====================

  4,335   6,602   5,591   Profit for the period*       12,193   9,247
                          Inventory holding
   (462) (1,111)   (610)  (gains) losses               (1,721) (1,110)

-----------------------                                --------------------

  3,873   5,491   4,981   Replacement cost profit      10,472   8,137    29

=======================                                ====================

   9.83   13.55   12.67   - per ordinary share (pence)  26.22   20.32
  17.69   25.61   23.42   - per ordinary share (cents)  49.03   36.99    33
   1.06    1.54    1.40   - per ADS (dollar)             2.94    2.22

=======================                                ====================


o BP's second quarter replacement cost profit was $4,981 million compared with $3,873 million a year ago, an increase of 29%. For the half year, replacement cost profit was a record $10,472 million compared with $8,137 million, up 29%.

o The second quarter result includes a net non-operating charge of $826 millon compared with a net non-operating charge of $198 million in the second quarter of 2004, and a net non-operating gain of $535 million in the first quarter of 2005. For the half year, the net non-operating charge was $291 million compared with a net gain of $578 million for the first half of 2004.

o The second quarter trading environment was generally stronger than a year ago with higher oil and gas realizations, higher refining and chemicals margins, but with lower retail marketing margins.

o Net cash provided by operating activities for the quarter and half year was $6.7 billion and $16.1 billion, respectively, compared with $5.2 billion and $12.2 billion a year ago.

o The ratio of net debt to net debt plus equity was 18% compared with 20% a year ago.

o The quarterly dividend, to be paid in September, is 8.925 cents per share ($0.5355 per ADS) compared with 7.10 cents per share a year ago. For the half year, the dividend showed an increase of 26%. In sterling terms, the quarterly dividend is 5.119 pence per share, compared with
     3.860 pence per share a year ago; for the half year the increase was 25%. During the first half, the company repurchased 396 million of its own shares at a cost of $4.1 billion.


BP Group Chief Executive, Lord Browne, said:

     "Our record first half financial results could not have been delivered without the significant investments made over the last decade. These are capturing the benefit of the strong trading environment. Discipline in returning capital to shareholders after continuing to invest for the future is allowing us to reduce the number of shares outstanding, further improving per share performance."

* Profit attributable to BP shareholders.



                      Summary Quarterly Results


Exploration and Production's second quarter result was up 38% on a year ago reflecting higher realizations in both liquids and gas and higher volumes, partially offset by higher operating costs and revenue investments.

The Refining and Marketing result reflects improved refining margins, lower retail marketing margins and a higher net charge for non-operating items compared with a year ago.

In Gas, Power and Renewables the result decreased compared with a year ago due to lower contributions from the gas marketing and natural gas liquids businesses.

Interest and Other finance expense was $162 million for the quarter compared with $201 million in the previous quarter. The decrease relates primarily to the absence in the second quarter of costs associated with the early redemption of finance leases in the first quarter of 2005.

The effective tax rate on replacement cost profit was 31.5%.

Capital expenditure was $3.3 billion for the quarter. There were no acquisitions in the quarter. Disposal proceeds were $0.4 billion.

Net debt at the end of the quarter was $17.9 billion. The ratio of net debt to net debt plus equity was 18%, and was also 18% at the end of the first quarter.

During the second quarter, the company repurchased 203 million of its own shares, at a cost of $2.1 billion. These shares are held in treasury.

---------

The commentaries above and following are based on replacement cost profit.

TNK-BP operational and financial information has been estimated.

The financial information for 2004 has been restated to reflect the following, all with effect from 1 January 2005: (a) the adoption by the group of International Financial Reporting Standards (IFRS) (see Note 1); (b) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (c) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to Other businesses and corporate; (d) the transfer of the Grangemouth and Lavera refineries from the Refining and Marketing segment to Other businesses and corporate; (e) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to Other businesses and corporate. Note 2 provides further detail of the resegmentation.



                          Non-Operating Items

                                                                Second
                                                               Quarter
$ million                                                         2005
                                                               =======

Exploration and Production                                        (652)
Refining and Marketing                                            (658)
Gas, Power and Renewables                                           87
Other businesses and corporate                                      17
                                                               -------
                                                                (1,206)

Taxation(a)                                                        380
                                                               -------
                                                                  (826)
                                                               =======


(a) Tax on Non-operating items is calculated using the effective tax rate on replacement cost profit.



    Reconciliation of Replacement Cost Profit to Profit for the Period

   Second     First   Second
  Quarter   Quarter   Quarter                                  First Half
     2004      2005      2005  $ million                     2005      2004

=============================                              ================

    4,263     6,486     5,903  Exploration and Production  12,389     8,505
    1,665     1,421     1,286  Refining and Marketing       2,707     2,585
      189       404       174  Gas, Power and Renewables      578       390
                               Other businesses and
     (197)      207       175  corporate                      382       897
      (87)     (153)       (4) Consolidation adjustment      (157)     (153)

-----------------------------                              ----------------

                               RC profit before interest
    5,833     8,365     7,534  and tax                     15,899    12,224

-----------------------------                              ----------------

                               Interest and other
     (171)     (201)     (162) finance expense               (363)     (345)
   (1,747)   (2,612)   (2,322) Taxation                    (4,934)   (3,666)
      (42)      (61)      (69) Minority interest             (130)      (76)

-----------------------------                              ----------------

    3,873     5,491     4,981  RC profit(a)                10,472     8,137

=============================                              ================

                               Inventory holding
      462     1,111       610  gains (losses)               1,721     1,110

-----------------------------                              ----------------

    4,335     6,602     5,591  Profit for the period*      12,193     9,247

=============================                              ================


(a) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.




                              Per Share Amounts


    Second      First     Second
   Quarter    Quarter    Quarter                               First Half
      2004       2005       2005                             2005      2004
================================                       =====================

                                  Results for the
                                  period ($m)
     4,335      6,602      5,591  Profit*                  12,193      9,247
     3,873      5,491      4,981  Replacement cost profit  10,472      8,137

-------------------------------                        --------------------

                                  Shares in issue at
21,789,115 21,367,827 21,174,934  period end (thousand)21,174,934 21,789,115
                                  - ADS equivalent
 3,631,519  3,561,305  3,529,156  (thousand)            3,529,156  3,631,519
                                  Average number of
                                  shares oustanding
21,906,318 21,441,285 21,270,485  (thousand)           21,355,418 21,997,057
                                  - ADS equivalent
 3,651,053  3,573,548  3,545,081  (thousand)            3,559,236  3,666,176

--------------------------------                       ---------------------

                                  Per ordinary share
                                  (cents)
     19.79      30.79      26.30  Profit for the period     57.09      42.03
                                  RC profit
     17.69      25.61      23.42  for the period            49.03      36.99

                                  Per ADS (cents)
    118.74     184.74     157.80  Profit for the period    342.54     252.18
                                  RC profit
    106.14     153.66     140.52  for the period           294.18     221.94

--------------------------------                       ---------------------

*   Profit attributable to BP shareholders.



                        Exploration and Production

   2Q    1Q    2Q                                               First Half
 2004  2005  2005   $ million                                  2005    2004
=================                                            ==============

4,263 6,491 5,906   Profit before interest and tax(a)        12,397   8,513
    -    (5)   (3)  Inventory holding (gains) losses             (8)     (8)

-----------------                                            --------------

                    Replacement cost profit
4,263 6,486 5,903   before interest and tax                  12,389   8,505

=================                                            ==============

                    Results include:
                    Impairment and gain (loss) on sale of
 (274)  940    (3)  businesses and fixed assets                 937    (249)
    -     -     -   Environmental and other provisions            -       -
                    Restructuring, integration and
    -     -     -   rationalization costs                         -       -
                    Fair value gain (loss) on
    -  (160) (674)  embedded derviatives                       (834)      -
    -     -    25   Other                                        25       -

-----------------                                            --------------

 (274)  780  (652)  Total non-operating items                   128    (249)

=================                                            ==============

  108   160   139   Exploration expense                         299     244
                    Of which:
   22    84    47   Exploration expenditure written off         131      89

-----------------                                            --------------

                    Production (Net of Royalties)
2,321 2,405 2,437   Crude oil (mb/d)                          2,421   2,331
  197   188   182   Natural gas liquids (mb/d)                  185     194
2,518 2,593 2,619   Total liquids (mb/d)(b)                   2,606   2,525
8,425 8,745 8,661   Natural gas (mmcf/d)                      8,703   8,512
3,971 4,101 4,112   Total hydrocarbons (mboe/d)(c)            4,107   3,993

=================                                            ==============

                    Average realizations
34.47 43.37 47.79   Crude oil ($/bbl)                         45.60   32.85
23.71 28.14 29.86   Natural gas liquids ($/bbl)               28.99   23.43
33.27 41.74 45.95   Total liquids ($/bbl)                     43.85   31.85
 3.68  4.26  4.38   Natural gas ($/mcf)                        4.32    3.74
27.66 33.60 36.11   Total hydrocarbons ($/bbl)                34.86   27.06

=================                                            ==============

                    Average oil marker prices($/bbl)
35.32 47.62 51.63   Brent                                     49.64   33.67
38.28 49.88 53.08   West Texas Intermediate                   51.52   36.80
36.99 45.07 50.10   Alaska North Slope US West Coast          47.64   35.61

=================                                            ==============

                    Average natural gas marker prices
 6.00  6.27  6.74   Henry Hub gas price ($/mmbtu)(d)           6.51    5.84

                    UK Gas - National
20.70 37.96 30.15   Balancing Point (p/therm)                 34.02   22.64

=================                                            ==============


(a) Includes profit after interest and tax of equity-accounted entities.

(b) Crude oil and natural gas liquids.

(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d) Henry Hub First of the Month Index.



                        Exploration and Production

The replacement cost profit before interest and tax for the second quarter was $5,903 million, an increase of 38% over the second quarter of 2004. This result benefited from higher realizations in both liquids and gas and higher volumes, partially offset by higher operating costs and revenue investments. Net non-operating losses for the second quarter total $652 million, primarily arising from fair value losses on embedded derivatives relating to North Sea gas contracts. The corresponding quarter in 2004 contained charges for impairment of $160 million and losses on sales of assets of $114 million.

Production for the quarter at 4,112 mboe/d was over 3.5% higher than the second quarter of 2004. This reflects production growth from major projects in the new profit centres and TNK-BP, partly offset by anticipated decline in existing profit centres.

The replacement cost profit before interest and tax of $12,389 million for the half year was a record and represented an increase of 46% over the same period of the previous year. This result also benefited from higher realizations and volumes partially offset by higher operating costs and revenue investments. The half year result included net gains on sales of assets of $1,067 million, fair value losses of $834 million on embedded derivatives and charges for impairments of $130 million.

In the deepwater Gulf of Mexico, efforts continue in response to the Thunder Horse platform incident. The facility is now stable and trim; freeboard and displacement are normal. Work continues to determine the cause. We will not begin production, originally scheduled for end-2005, until any damage has been identified and repaired. Elsewhere, projects in the New Profit Centres remain on track. In Azerbaijan, line-fill of the Baku-Tbilisi-Ceyhan (BTC) oil export pipeline commenced and the official inauguration ceremony was held on 25 May 2005. In Angola, the Kizomba B development achieved first oil in early July, ahead of schedule. In Trinidad, both the Cannonball project and the Atlantic LNG Train 4 remain on course for start-up of production in the second half of the year. In addition, we approved our investment in a fifth LNG train in the North West Shelf development in Australia during the second quarter.

Projects in the Existing Profit Centres also remain on track. In Egypt, we extended two concessions in the Gulf of Suez: the Merged Concession Agreement
(MCA) and South Garib, which will extend the life of the existing oil fields, increase the recovery of remaining reserves and provide a foundation for growth through future exploration.

During the quarter, BP Trinidad and Tobago LLC (BP 70%) reached agreement for the sale of the Teak, Samaan and Poui fields in Trinidad. Completion of the transaction is expected in the fourth quarter of 2005 subject to regulatory and other approvals.



                        Customer Facing Segments
                         Refining and Marketing


     2Q      1Q      2Q                                         First Half
   2004    2005    2005  $ million                             2005    2004

=======================                                       =============

  2,070   2,363   1,950  Profit before interest and tax(a)    4,313   3,543
   (405)   (942)   (664) Inventory holding (gains) losses    (1,606)   (958)

-----------------------                                       -------------

                         Replacement cost profit
  1,665   1,421   1,286  before interest and tax              2,707   2,585

=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
     55     (27)     75  of businesses and fixed assets          48    (105)
      -       -       -  Environmental and other provisions       -       -
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       -
                         Fair value gain (loss) on
      -       -       -  embedded derivatives                     -       -
      -       -    (733) Other                                 (733)      -

-----------------------                                       -------------

     55     (27)   (658) Total non-operating items             (685)   (105)

=======================                                       =============

                         Refinery throughputs(b) (kb/d)
    206     164     210  UK                                     187     202
    729     647     671  Rest of Europe                         659     720
  1,370   1,400   1,350  USA                                  1,375   1,317
    377     299     305  Rest of World                          302     388

-----------------------                                       -------------

  2,682   2,510   2,536  Total throughput                     2,523   2,627

=======================                                       =============

   94.9    95.2    93.1  Refining availability (%)             94.1    95.0

=======================                                       =============

                         Oil sales volumes (kb/d)
                         Refined products
    323     338     356  UK                                     347     310
  1,318   1,323   1,346  Rest of Europe                       1,335   1,335
  1,687   1,648   1,656  USA                                  1,652   1,685
    651     621     604  Rest of World                          612     652

-----------------------                                      --------------

  3,979   3,930   3,962  Total marketing sales                3,946   3,982
  2,262   2,196   2,129  Trading/supply sales                 2,163   2,382

-----------------------                                      --------------

  6,241   6,126   6,091  Total refined product sales          6,109   6,364
  3,761   3,635   4,123  Crude oil                            3,879   3,909

-----------------------                                      --------------

 10,002   9,761  10,214  Total oil sales                      9,988  10,273

=======================                                      ==============

                         Global Indicator Refining Margin(c)
                         ($/bbl)
   5.29    2.84    5.68  NWE                                   4.27    4.01
   9.18    7.30    9.37  USGC                                  8.34    8.05
   9.01    3.84    7.45  Midwest                               5.65    6.84
  15.41   12.88   14.53  USWC                                 13.71   11.73
   2.80    4.98    6.30  Singapore                             5.64    3.11
   8.28    5.94    8.42  BP Average                            7.19    6.59

=======================                                      ==============

                         Chemicals production (kte)
    326     317     317  UK                                     634     629
    814     806     735  Rest of Europe                       1,541   1,611
  1,144   1,218   1,107  USA                                  2,325   2,327
    982   1,009     981  Rest of World                        1,990   2,022

-----------------------                                      --------------

  3,266   3,350   3,140  Total production                     6,490   6,589

=======================                                      ==============


(a)  Includes profit after interest and tax of equity-accounted entities.

(b) Refinery throughputs exclude the Grangemouth and Lavera refineries which were transferred to Other businesses and corporate effective 1 January 2005.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavera refineries.



                        Customer Facing Segments
                         Refining and Marketing


The replacement cost profit before interest and tax for the second quarter and half year was $1,286 million and $2,707 million respectively. This compares with $1,665 million and $2,585 million respectively, for the equivalent periods in 2004.

The quarter's result includes a net charge of $658 million for non-operating items. Of this, $700 million is in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on 23 March 2005. Non-operating items also include a gain of $75 million on the disposal of retail assets and a charge of $33 million for the impairment of an equity-accounted entity. The total charge for non-operating items for the half year amounted to $685 million.

The second quarter and half year results, compared with the prior year, reflect improved refining margins, lower retail marketing margins and a higher net charge for non-operating items. The average refining Global Indicator Margin
(GIM) for both the second quarter and the first half of 2005 were higher than in the equivalent periods of 2004 due to product demand strength and the benefits of heavy/sour crude discounts. The margin realized by BP's refinery system also reflected the benefits of locational advantages and supply optimization. Retail marketing margins were lower than last year for both the quarter and half year as a result of rises in crude and product prices being faster than the increase in selling prices.

Refining crude oil throughputs for the quarter and first half were 2,536 kb/d and 2,523 kb/d respectively, lower than last year primarily due to the impact of disposals. The quarter's refining availability reduced to 93% compared with the 95% we achieved consistently last year and in the first quarter. This reflects the full quarter impact of the Texas City incident. Marketing sales were 3,962 kb/d in the second quarter and 3,946 kb/d for the half year. The sales were held at similar levels to both the second quarter and first half of 2004 despite the significant increase in crude and product prices.



                          Customer Facing Segments
                          Gas, Power and Renewables


     2Q      1Q      2Q                                         First Half
   2004    2005    2005  $ million                             2005    2004

=======================                                       =============

    183     418     160  Profit before interest and tax(a)      578     374
      6     (14)     14  Inventory holding (gains) losses         -      16

-----------------------                                       -------------

                         Replacement cost result
    189     404     174  before interest and tax                578     390

=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
      -      63      20  of businesses and fixed assets          83       -
      -       -       -  Environmental and other provisions       -       -
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       -
                         Fair value gain (loss)
      -      42      67  on embedded derivatives                109       -
      -       -       -  Other                                    -       -

-----------------------                                       -------------

      -     105      87  Total non-operating items              192       -

=======================                                       =============

                         Gas sales volumes (mmcf/d)
 4,489   5,413    4,699   UK                                  5,054   5,409
   266     387      382   Rest of Europe                        385     354
12,477  14,188   14,501   USA                                14,345  13,047
12,079  15,628   14,933   Rest of World                      15,279  12,991

----------------------                                       --------------

29,311  35,616   34,515   Total gas sales volumes            35,063  31,801

=======================                                      ==============

                         NGL sales volumes (mb/d)
     8      10        4   UK                                      7       6
     3      13       12   Rest of Europe                         12       2
   334     371      317   USA                                   344     397
   166     254      162   Rest of World                         208     205

-----------------------                                      --------------

   511     648      495   Total NGL sales volumes               571     610

=======================                                      ==============



(a)  Includes profit after interest and tax of equity-accounted entities.


The replacement cost profit before interest and tax for the second quarter and half year was $174 million and $578 million respectively, compared with $189 million and $390 million a year ago.

The second quarter result is lower than the same period in 2004 due to lower contributions from the gas marketing and natural gas liquids businesses. The first half result is higher than the same period in 2004 reflecting higher gains from non-operating items and a similar contribution from the operating businesses. Results reflect changes to fair value accounting following the introduction of IFRS in 2005 which have created increased volatility in the Gas, Power and Renewables result, negatively impacting the second quarter and half year.

Non-operating items in the second quarter include a gain on disposal of an NGL plant in the US and net fair value gains on embedded derivatives.

In June, BP announced plans for the world's first industrial scale project to generate electricity from hydrogen while reducing CO2 emissions and enhancing oil recovery in the North Sea.



                        Other Businesses and Corporate


    2Q      1Q      2Q                                          First Half
  2004    2005    2005   $ million                             2005    2004

======================                                        =============

                         Profit (loss) before
  (134)    357     132   interest and tax(a)                    489   1,057
   (63)   (150)     43   Inventory holding (gains) losses      (107)   (160)

----------------------                                        -------------

                         Replacement cost profit
  (197)    207     175   before interest and tax                382     897

======================                                        =============

                         Results include:
                         Impairment and gain (loss) on sale
   (68)    (24)     34   of business and fixed assets            10   1,189
     -       -      22   Environmental and other provisions      22       -
                         Restructuring, integration and
     -     (43)    (28)  rationalization costs                  (71)      -
                         Fair value gain (loss) on
     -      (4)    (14)  embedded derivatives                   (18)      -
     -       -       3   Other                                    3       -

----------------------                                       --------------

   (68)    (71)     17   Total non-operating items              (54)  1,189

======================                                       ==============

                         Analysis of replacement cost result
                         before interest and tax(a)
   (11)    356     290   Olefins and Derivatives                646    (116)
  (186)   (149)   (115)  Other                                 (264)  1,013

----------------------                                       --------------

  (197)    207     175                                          382     897

======================                                       ==============



(a)  Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Olefins and Derivatives, Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The group's interests in PetroChina and Sinopec were divested in early 2004. The second quarter's result includes a net gain of $17 million in respect of non-operating items. This includes a charge in respect of the separation of the Olefins and Derivatives business. The Olefins and Derivatives result showed a marked increase over a year ago primarily as a result of higher margins and volumes.


                             Dividends Payable

September   June September                                June and September
     2004   2005      2005                                   2005      2004

==========================                                =================

                            Dividends per ordinary share
     7.10   8.50     8.925  cents                          17.425     13.85
    3.860  4.450     5.119  pence                           9.569     7.667

     42.6   51.0     53.55  Dividends per ADS (cents)      104.55      83.1

--------------------------                                 ----------------


BP today announced a dividend of 8.925 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 5.119 pence per share and holders of American Depository Receipts (ADRs) $0.5355 per ADS share. The dividend is payable on 6 September to shareholders on the register on 12 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 6 September.


                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "First half world economic growth has been sustained near its 10-year average of 3%, and is expected to remain so for the rest of 2005.

   "Oil prices averaged $51.63 per barrel (Dated Brent) in the second quarter, around $4.00 per barrel higher than in the first quarter. OECD commercial inventories have risen at above normal seasonal rates in the second quarter and remain above five-year average levels. Prices remain supported by strong world oil consumption growth and limited spare oil production capacity.

   "US natural gas prices averaged $6.74/mmbtu (Henry Hub first of month index) in the second quarter, up by around $0.50/mmbtu versus the first quarter. Gas inventories remain above year-earlier and five-year average levels but the surplus has been declining and the futures market continues to signal a supply-constrained market heading into the winter heating season.

   "BP's average refining Global Indicator Margin improved by nearly $2.50/bbl versus the first quarter to reach $8.42/bbl. So far in the third quarter, refining margins remain very firm in all regions, albeit below second quarter levels. The outlook for retail margins remains uncertain with continuing crude and product price volatility. Rising product prices have dampened margins over the past few weeks and have contributed to a weak start to the third quarter.

   "Our strategy is unchanged. We continue to execute it with discipline and focus. Our ability to capture the benefit of current prices and margin strength underpins continued dividend growth and further increases in share buybacks which we expect to be at least $6 billion in the second half of 2005 subject to market conditions and constraints. Capital expenditure is expected to be around $14.5 billion for the year and around $15 billion in 2006."


     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding capital expenditure, costs, demand, dividends, future performance, growth and other trend projections, margins, prices, production, share buybacks, supply and the timing of projects. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2004 and our 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------





                          BP p.l.c. and Subsidiaries
                                Group Results



 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Sales and other operating
 70,314  78,998  86,817    revenues (Note 3)                165,815 138,775
                         Earnings from jointly controlled
    496     486     742    Entities - after interest and tax  1,228     808
                         Earnings from associates - after
     97     114     104    interest and tax                     218     204
    161     212     141  Interest and other revenues            353     250

-----------------------                                      --------------

 71,068  79,810  87,804  Total revenues                     167,614 140,037
                         Gain on sale of businesses and
     66   1,198     202    fixed assets                       1,400   1,615

-----------------------                                      --------------

 71,134  81,008  88,006  Total revenues and other income    169,014 141,652

 54,135  59,205  66,367  Purchases                          125,572 106,622
                         Production and manufacturing
  4,611   5,430   6,335    expenses                          11,765   9,466
    424     649     697  Production and similar taxes (Note 4)1,346     949
                         Depreciation, depletion and
  2,124   2,288   2,375    amortization                       4,663   4,287
                         Impairment and losses on sale of
    353     246      76    businesses and fixed assets          322     779
    108     160     139  Exploration expense (Note 4)           299     244
                         Distribution and administration
  3,084   3,432   3,252    expenses                           6,684   5,971
                         Fair value (gain) loss on embedded
      -     122     621    derivatives                          743       -

-----------------------                                      --------------

  6,295   9,476   8,144  Profit before interest and taxation 17,620  13,334
    (95)   (172)   (128) Interest payable (Note 5)             (300)   (193)
    (76)    (29)    (34) Other finance expense (Note 6)         (63)   (152)

-----------------------                                      --------------

  6,124   9,275   7,982  Profit before taxation              17,257  12,989
 (1,747) (2,612) (2,322) Taxation                            (4,934) (3,666)

-----------------------                                      --------------

  4,377   6,663   5,660  Profit for the period               12,323   9,323

=======================                                      ==============

                         Attributable to:
  4,335   6,602   5,591  BP shareholders                     12,193   9,247
     42      61      69  Minority interest                      130      76

-----------------------                                      --------------

  4,377   6,663   5,660                                      12,323   9,323

=======================                                      ==============

                         Earnings per share - cents
                         Profit attributable to BP shareholders
  19.79   30.79   26.30    Basic                              57.09   42.03
  19.39   30.36   25.94    Diluted                            56.30   41.16

=======================                                      ==============




                       Summarized Group Balance Sheet


                                                      30 June  31 December
                                                         2005         2004
                                                     =====================
                                                           $ million

Non-current assets
Property, plant and equipment                          90,947       93,092
Goodwill                                               10,555       10,857
Other intangible assets                                 4,518        4,205
Investments in jointly controlled entities             14,499       14,556
Investments in associates                               5,713        5,486
Other investments                                         748          467

                                                     ---------------------

Fixed assets                                          126,980      128,663
Loans and other receivables                             5,716        2,419
Defined benefit pension plan surplus                    2,106        2,105

                                                     ---------------------

                                                      134,802      133,187

                                                     ---------------------

Current assets
Inventories                                            18,066       15,645
Trade and other receivables                            46,339       44,282
Current tax receivable                                    155          157
Cash and cash equivalents                               1,360        1,359

                                                     ---------------------

                                                       65,920       61,443

                                                     ---------------------

                                                      200,722      194,630

                                                     =====================

Total assets
Current liabilities
Trade and other payables                               51,770       48,096
Finance debt                                            6,506       10,184
Current tax payable                                     5,269        4,131
Provisions                                              1,423          715

                                                     ---------------------

                                                       64,968       63,126

                                                     ---------------------

Non-current liabilities
Other payables                                          8,156        4,438
Finance debt                                           12,796       12,907
Deferred tax liabilities                               16,437       16,701
Provisions                                              8,511        8,884
Defined benefit pension plan and other
  Post-retirement benefit plan deficits                 9,757       10,339

                                                     ---------------------

                                                       55,657       53,269

                                                     ---------------------

Total liabilities                                     120,625      116,395

                                                     ---------------------

Net assets                                             80,097       78,235

                                                     =====================

Equity
BP shareholders' equity                                78,925       76,892
Minority interest                                       1,172        1,343

                                                     ---------------------

                                                       80,097       78,235

                                                     =====================



Movement in BP shareholders' equity  :                           $ million


At 31 December 2004                                                 76,892
Adoption of IAS 39                                                    (243)

                                                                    ------

As restated at 1 January 2005                                       76,649
Profit for the period                                               12,193
Distribution to shareholders                                        (3,632)
Currency translation differences (net of tax)                       (2,337)
Issue of ordinary share capital for employee share schemes             271
Purchase of shares by ESOP trusts                                     (140)
Share based payment accrual (net of tax)                               213
Available-for-sale investments (net of tax)                            (34)
Cash flow hedges (net of tax)                                         (160)
Repurchase of ordinary share capital                                (4,098)

                                                                    ------

At 30 June 2005                                                     78,925

                                                                    ======






                    Summarized Group Cash Flow Statement


 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============

       $ million                                                 $ million
                         Operating activities
  6,124   9,275   7,982  Profit before taxation              17,257  12,989
                         Adjustments to reconcile profits
                           before tax to net cash provided by
                           operating activities
     22      84      47  Exploration expenditure written off    131      89
                         Depreciation, depletion and
  2,124   2,288   2,375    amortization                       4,663   4,287
                         Impairment and (gain) loss on sale
    287    (952)   (126)   of businesses and fixed assets    (1,078)   (836)
                         Earnings from jointly controlled
   (593)   (600)   (846)   entities and associates           (1,446) (1,012)
                         Dividends received from jointly
    104     355     742    controlled entities and associates 1,097     313
    (59)    (65)   (105) Interest receivable                   (170)   (114)
     48      35      79  Interest received                      114      92
     95     172     128  Interest payable                       300     193
   (154)   (332)   (119) Interest paid                         (451)   (319)
     76      29      34  Other finance expense                   63     152
     57      77      79  Share-based payments                   156     115
                         Net operating charge for pensions and
                           other post-retirement benefits,
    (34)    (10)     (6)   less contributions                   (16)    (57)
                         Net charge for provisions,
    (60)    (65)    504    less payments                        439    (170)
 (1,391)   (960) (2,101) (Increase) decrease in inventories  (3,061) (1,137)
                         (Increase) decrease in trade and
 (1,361) (1,573) (4,384)   other receivables                 (5,957) (2,842)
                         Increase (decrease) in trade and
  1,492   2,749   4,956    other payables                     7,705   2,622
 (1,619) (1,133) (2,502) Income taxes paid                   (3,635) (2,199)

-----------------------                                     ---------------

                         Net cash provided by operating
  5,158   9,374   6,737    activities                        16,111  12,166

-----------------------                                     ---------------

                         Investing activities
 (2,603) (2,825) (2,911) Capital expenditure                 (5,736) (5,398)
    (14)      -       -  Acquisitions, net of cash acquired       -     (14)
                         Net investment in jointly controlled
    (47)    (15)    (36)   entities                             (51) (1,426)
   (148)    (99)   (186) Net investment in associates          (285)   (581)
                         Proceeds from disposal of businesses
    657   1,327     425    and fixed assets                   1,752   3,493
      -      32      48  Proceeds from loan repayments           80       3

-----------------------                                     ---------------

                         Net cash used in investing
 (2,155) (1,580) (2,660)   activities                        (4,240) (3,923)

-----------------------                                     ---------------

                         Financing activities
 (1,948) (1,933) (2,034) Net issue (repurchase) of shares    (3,967) (3,086)
    430     811     482  Proceeds from long-term financing    1,293   1,058
   (434) (2,192) (1,011) Repayments of long-term financing   (3,203) (1,270)
                         Net (decrease) increase in short-
   (195) (2,166)    149    term debt                         (2,017) (2,423)
 (1,478) (1,823) (1,809) Dividends paid - BP shareholders    (3,632) (2,970)
     (8)   (320)    (15)                - Minority interest    (335)    (10)

-----------------------                                     ---------------

                         Net cash used in financing
(3,633) (7,623) (4,238)    activities                       (11,861) (8,701)

-----------------------                                     ---------------

                         Currency translation differences
                           relating to cash and cash
    (11)    (9)       -    equivalents                           (9)     (8)

-----------------------                                     ---------------

                         (Decrease) increase in cash and
   (641)    162    (161)   cash equivalents                       1    (466)
                         Cash and cash equivalents at
  2,231   1,359   1,521    beginning of period                1,359   2,056

-----------------------                                     ---------------

                         Cash and cash equivalents at
  1,590   1,521   1,360    end of period                      1,360   1,590

=======================                                     ===============






                         Capital Expenditure and Acquisitions

 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============

       $ million                                                 $ million

                          By business
                          Exploration and Production

    211     176     213     UK                                  389     364
     45      31      37     Rest of Europe                       68      93
    981     997     942     USA                               1,939   1,870
  1,015   1,097   1,289     Rest of World (a)                 2,386   3,689

-----------------------                                       -------------

  2,252   2,301   2,481                                       4,782   6,016

-----------------------                                       -------------

                          Refining and Marketing

     81      43      97     UK                                  140     143
    133      67     111     Rest of Europe                      178     203
    313     190     219     USA                                 409     531
     59      31      88     Rest of World                       119      90

-----------------------                                       -------------

    586     331     515                                         846     967

-----------------------                                       -------------

                          Gas, Power and Renewables

      5       1      16     UK                                   17       6
      3       1       6     Rest of Europe                        7       5
     13      13      19     USA                                  32      24
     56       6      10     Rest of World                        16     102

-----------------------                                       -------------

     77      21      51                                          72     137

-----------------------                                       -------------

                          Other businesses and corporate

     15      75      82     UK                                  157      46
     37      20      58     Rest of Europe                       78      71
     64      64      53     USA                                 117     111
     32      16      34     Rest of World                        50      86

-----------------------                                       -------------

    148     175     227                                         402     314

-----------------------                                       -------------

  3,063   2,828   3,274                                       6,102   7,434

=======================                                       =============

                          By geographical area

    312     295     408     UK                                  703     559
    218     119     212     Rest of Europe                      331     372
  1,371   1,264   1,233     USA                               2,497   2,536
  1,162   1,150   1,421     Rest of World (a)                 2,571   3,967

-----------------------                                       -------------

  3,063   2,828   3,274                                       6,102   7,434

=======================                                       =============

                          Included above:

     14      85      66   Acquisitions and asset exchanges      151   1,373

=======================                                       =============



(a)  First half 2004 included $1,354 million investment in TNK's interest in

     Slavneft within TNK-BP.



                           Exchange rates

                            US dollar/sterling average rate
   1.81    1.89    1.86       for the period                   1.87    1.82
   1.81    1.88    1.80     US dollar/sterling period-end rate 1.80    1.81
                            US dollar/euro average rate
   1.20    1.31    1.26       for the period                   1.28    1.23
   1.21    1.30    1.21     US dollar/euro period-end rate     1.21    1.21

=======================                                       =============




                      Analysis of Profit Before Interest and Tax


 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============

       $ million                                                 $ million

                          By business
                          Exploration and Production

    852     911     574     UK                                1,485   1,692
    206   1,328     294     Rest of Europe                    1,622     369
  1,714   2,008   2,441     USA                               4,449   3,406
  1,491   2,244   2,597     Rest of World                     4,841   3,046

-----------------------                                       -------------

  4,263   6,491   5,906                                      12,397   8,513

-----------------------                                       -------------

                          Refining and Marketing

   (110)   (249)    (73)    UK                                 (322)   (214)
    658     835     982     Rest of Europe                    1,817   1,081
  1,152   1,429     691     USA                               2,120   1,979
    370     348     350     Rest of World                       698     697

-----------------------                                       -------------

  2,070   2,363   1,950                                       4,313   3,543

-----------------------                                       -------------

                          Gas, Power and Renewables

     (7)    116     124     UK                                  240      16
     (4)      6      (8)    Rest of Europe                       (2)    (17)
     98     172      39     USA                                 211     172
     96     124       5     Rest of World                       129     203

-----------------------                                       -------------

    183     418     160                                         578     374

-----------------------                                       -------------

                          Other businesses and corporate

    (77)   (121)    (45)    UK                                 (166)   (344)
    104     370     159     Rest of Europe                      529     250
   (175)    103     (29)    USA                                  74    (279)
     14       5      47     Rest of World                        52   1,430

-----------------------                                       -------------

   (134)    357     132                                         489   1,057

-----------------------                                       -------------

  6,382   9,629   8,148                                      17,777  13,487
    (87)   (153)     (4)  Consolidation adjustment             (157)   (153)

-----------------------                                       -------------

  6,295   9,476   8,144                                      17,620  13,334

=======================                                       =============

                          By geographical area

    658     640     576     UK                                1,216   1,150
    964   2,539   1,427     Rest of Europe                    3,966   1,683
  2,702   3,576   3,142     USA                               6,718   5,125
  1,971   2,721   2,999     Rest of World                     5,720   5,376

-----------------------                                       -------------

  6,295   9,476   8,144                                      17,620  13,334

=======================                                       =============





                          Analysis of Replacement Cost Profit
                                Before Interest and Tax


 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============

       $ million                                                 $ million

                          By business
                          Exploration and Production

    852     911     574     UK                                1,485   1,692
    206   1,328     294     Rest of Europe                    1,622     369
  1,714   2,003   2,438     USA                               4,441   3,398
  1,491   2,244   2,597     Rest of World                     4,841   3,046

-----------------------                                       -------------

  4,263   6,486   5,903                                      12,389   8,505

-----------------------                                       -------------

                          Refining and Marketing

   (128)   (270)    (59)    UK                                 (329)   (246)
    550     423     658     Rest of Europe                    1,081     869
    973   1,003     373     USA                               1,376   1,416
    270     265     314     Rest of World                       579     546

-----------------------                                       -------------

  1,665   1,421   1,286                                       2,707   2,585

-----------------------                                       -------------

                          Gas, Power and Renewables

     (7)    116     124     UK                                  240      16
     (4)      6      (1)    Rest of Europe                        5     (17)
    113     163      43     USA                                 206     192
     87     119       8     Rest of World                       127     199

-----------------------                                       -------------

    189     404     174                                         578     390

-----------------------                                       -------------

                          Other businesses and corporate

    (97)   (191)    (57)    UK                                 (248)   (378)
     68     309     150     Rest of Europe                      459     189
   (182)     86      29     USA                                 115    (342)
     14       3      53     Rest of World                        56   1,428

-----------------------                                       -------------

   (197)    207     175                                         382     897

-----------------------                                       -------------

  5,920   8,518   7,538                                      16,056  12,377
    (87)   (153)     (4)  Consolidation adjustment             (157)   (153)

-----------------------                                       -------------

  5,833   8,365   7,534                                      15,899  12,224

=======================                                       =============

                          By geographical area

    620     549     578     UK                                1,127   1,084
    820   2,066   1,101     Rest of Europe                    3,167   1,410
  2,531   3,119   2,883     USA                               6,002   4,511
  1,862   2,631   2,972     Rest of World                     5,603   5,219

-----------------------                                       -------------

  5,833   8,365   7,534                                      15,899  12,224

=======================                                       =============




                           Analysis of Non-operating Items

 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============


       $ million                                                 $ million
                          By business
                          Exploration and Production

     (2)   (290)   (678)    UK                                 (968)     (3)
      -   1,027       3     Rest of Europe                    1,030       -
   (117)     (1)     (3)    USA                                  (4)   (136)
   (155)     44      26     Rest of World                        70    (110)

-----------------------                                       -------------

   (274)    780    (652)                                        128    (249)

-----------------------                                       -------------

                          Refining and Marketing

    (58)      8     (23)    UK                                  (15)    (94)
     73       1     (12)    Rest of Europe                      (11)     36
      7       5    (634)    USA                                (629)      2
     33     (41)     11     Rest of World                       (30)    (49)

-----------------------                                       -------------

     55     (27)   (658)                                       (685)   (105)

-----------------------                                       -------------

                          Gas, Power and Renewables

      -     105      66     UK                                  171       -
      -       -       -     Rest of Europe                        -       -
      -       -      21     USA                                  21       -
      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -     105      87                                         192       -

-----------------------                                       -------------

                          Other businesses and corporate

      4     (66)     (6)    UK                                  (72)     (4)
     (1)     (1)     12     Rest of Europe                       11       -
    (70)     (4)     11     USA                                   7    (196)
     (1)      -       -     Rest of World                         -   1,389

-----------------------                                       -------------

    (68)    (71)     17                                         (54)  1,189

-----------------------                                       -------------

   (287)    787  (1,206)    Total before taxation              (419)    835
     89    (252)    380     Taxation credit (charge)            128    (257)

-----------------------                                       -------------

   (198)    535    (826)    Total after taxation               (291)    578

=======================                                       =============






              Depreciation of Fixed Asset Revaluation Adjustment


 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============


       $ million                                                 $ million
                          Exploration and Production

      8       7      12     UK                                   19      19
     90      77      70     USA                                 147     183
      6       4       3     Rest of World                         7      12

-----------------------                                       -------------

    104      88      85                                         173     214

-----------------------                                       -------------

                          Refining and Marketing

     31      31      31     USA                                  62      62

-----------------------                                       -------------

     31      31      31                                          62      62

-----------------------                                       -------------

                          Total depreciation of revaluation

    135     119     116     adjustment (a)(b)                   235     276

=======================                                       =============



(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.

(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.




                  Net Debt Ratio - Net Debt: Net Debt + Equity


 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============

       $ million                                                 $ million


 19,858  19,564  19,302   Gross debt                         19,302  19,858
  1,590   1,521   1,360   Cash and cash equivalents           1,360   1,590

-----------------------                                      --------------

 18,268  18,043  17,942   Net debt                           17,942  18,268

=======================                                      ==============

 73,088  79,911  80,097   Equity                             80,097  73,088
    20%     18%     18%   Net debt ratio                        18%     20%

=======================                                      ==============



                          Production and Realizations

 Second   First  Second
Quarter Quarter Quarter                                         First Half
   2004    2005    2005                                        2005    2004

=======================                                      ==============


                          Production
                          Crude oil (mb/d) (net of royalties)

    321     288     290     UK                                  289     333
     80      76      73     Rest of Europe                       74      76
    541     560     546     USA                                 553     552
  1,379   1,481   1,528     Rest of World                     1,505   1,370

-----------------------                                       -------------

  2,321   2,405   2,437     Total crude oil production        2,421   2,331

=======================                                       =============

                          Natural gas liquids (mb/d) (net of royalties)

     21      17      20     UK                                   18      20
      5       5       4     Rest of Europe                        5       5
    140     135     127     USA                                 131     139
     31      31      31     Rest of World                        31      30

-----------------------                                       -------------

                            Total natural gas
    197     188     182       liquids production                185     194

=======================                                       =============

                          Liquids (a)(mb/d) (net of royalties)

    342     305     310     UK                                  307     353
     85      81      77     Rest of Europe                       79      81
    681     695     673     USA                                 684     691
  1,410   1,512   1,559     Rest of World                     1,536   1,400

-----------------------                                       -------------

  2,518   2,593   2,619     Total liquids production          2,606   2,525

=======================                                       =============

                          Natural gas (mmcf/d) (net of royalties)

  1,213   1,242   1,136     UK                                1,189   1,284
    136     121     106     Rest of Europe                      114     139
  2,790   2,648   2,727     USA                               2,688   2,829
  4,286   4,734   4,692     Rest of World                     4,712   4,260

-----------------------                                       -------------

  8,425   8,745   8,661     Total natural gas production      8,703   8,512

=======================                                       =============

                          Average realizations
                          Crude oil ($/bbl)

  33.99   45.54   48.76     UK                                47.16   31.60
  35.82   43.20   49.27     USA                               46.21   34.22
  32.64   41.49   44.57     Rest of World                     43.08   31.69
  34.47   43.37   47.79     BP Average                        45.60   32.85

=======================                                       =============

                          Natural gas liquids ($/bbl)

  28.30   29.82   34.34     UK                                32.30   27.04
  23.13   26.98   28.04     USA                               27.50   22.71
  22.17   31.24   33.77     Rest of World                     32.47   23.36
  23.71   28.14   29.86     BP Average                        28.99   23.43

=======================                                       =============

                          Liquids (a) ($/bbl)

  33.64   44.68   47.83     UK                                46.27   31.33
  33.67   40.56   45.92     USA                               43.21   32.36
  31.90   40.83   43.94     Rest of World                     42.43   31.14
  33.27   41.74   45.95     BP Average                        43.85   31.85

=======================                                       =============

                          Natural gas ($/mcf)

   3.59    5.58    4.82     UK                                 5.21    4.18
   5.11    5.31    5.83     USA                                5.57    4.91
   2.54    3.10    3.20     Rest of World                      3.15    2.60
   3.68    4.26    4.38     BP Average                         4.32    3.74

=======================                                       =============




(a)  Crude oil and natural gas liquids.




                                     Notes


1.  Transition to International Financial Reporting Standards

    For all periods up to and including the year ended 31 December 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 BP is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission ('EC'). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS.

    The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (that is, for BP, 31 December 2005) should be applied retrospectively. However, IFRS 1 'First-time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. BP has elected:

    - not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

    - not to restate its financial information for acquisitions occurring before 1 January 2003.

    -  to deem cumulative translation differences to be zero at 1 January
       2003.

    - to recognize all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 1 January 2003. This is consistent with the group's adoption of FRS 17 'Retirement Benefits' in 2004.

    - to apply IFRS 2 'Share-based Payment' retrospectively to all share-based payments.


    As a result of the above exemptions certain changes apply from 1 January 2003 (BP's Date of Transition) followed by further changes (due to IAS 32 and IAS 39) to apply from 1 January 2005.

    The quarterly information for 2005 and the restatement of financial information for the year ended 31 December 2004 and the interim quarters of 2004 have been prepared on the basis of all International Financial Reporting Standards (IFRSs) (with the exception of IAS 32 and IAS 39 (as amended) for the 2004 information) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) expected to be in effect for the year ending 31 December 2005. It is possible that there will be changes to these standards and interpretations before the end of 2005, which might require further adjustments to this information before it is included in the 2005 Annual Report and Accounts. In addition, BP has decided to early adopt IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures', the amendment to IAS 39 'Financial
    Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intra-group Transactions' and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

    In the restatement information for the year ended 31 December 2004 and the interim quarters of 2004 financial assets and financial liabilities are accounted for on the basis of UK GAAP.

    Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value. However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method. Under the accrual method, amounts payable or receivable in respect of derivatives are recognized rateably in earnings over the period of the contracts. Changes in the derivative's fair value are not recognized. On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

    From 1 January 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

    The effect of adopting IAS 39 at 1 January 2005 is shown as a movement in BP shareholders' equity for 2005.


                                     Notes

1.  Transition to International Financial Reporting Standards (continued)

    The principal differences for the group between reporting on the basis of UK GAAP and IFRS are as follows:

    -  ceasing to amortize goodwill.

    -  setting up deferred taxation on:

       -  acquisitions;
       -  inventory valuation differences;
       - unremitted earnings of subsidiaries, associates and jointly controlled entities.

    -  expensing a greater proportion of major maintenance costs.

    - no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

    - recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

    -  recording asset swaps on the basis of fair value.

    -  embedded derivatives measured at fair value.


    BP has produced an explanatory note setting out its accounting policies under IFRS, the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at 1 January 2003, 31 December 2003, 31 December 2004 and 1 January 2005. This information can be found at the Investor Centre www.bp.com. In addition, the reconciliations for 2004 interim periods included in this report are shown below.


                                                       Second         First
                                                      Quarter          Half
                                                         2004          2004

                                                      =====================

                                                             $ million



    Profit for the period under UK GAAP                 3,948         8,810


    Adjustments
      Goodwill amortization                               357           716
      Major maintenance expenditure                       (56)          (88)
      Share-based payments                                (19)          (35)
      Asset swaps                                           -             2
      Recycling forex on disposal                           -            78
      Deferred tax                                        159          (154)
      Other                                               (12)           (6)

                                                      ---------------------

    Profit for the period under IFRS                    4,377         9,323

                                                      =====================



                                                                    30 June
                                                                       2004

                                                                    =======

                                                                  $ million


    BP shareholders' equity under UK GAAP                            72,818


    Adjustments
      Goodwill amortization                                           2,139
      Major maintenance expenditure                                    (630)
      Share-based payments                                              254
      Asset swaps                                                      (139)
      Deferred tax                                                   (4,077)
      Dividend accrual                                                1,542
      Other                                                             (51)

                                                                    -------

    BP shareholders' equity under IFRS                               71,856

                                                                    =======




                                     Notes


2.  Resegmentation


    With effect from 1 January 2005 there have been the following changes to the business segments reported by the group.


    (a) Our petrochemicals operations have been divided between the Refining and Marketing segment and Other businesses and corporate. The Aromatics and Acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany are now part of Refining and Marketing. The Olefins and Derivatives business is now reported within Other businesses and corporate. This segment has also been restated to include the legacy historical results of other petrochemicals assets that have been divested during 2004. We have also combined our Grangemouth and Lavera refineries into the Olefins and Derivatives business to maintain current operating synergies. These changes have been made in connection with the establishment of our Olefins and Derivatives business as a stand-alone entity within BP, with a view towards its divestment at a later date.

    (b) A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to Olefins and Derivatives.

    (c) The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

    Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards. Further information regarding these adjustments can be found at the BP investor centre www.bp.com.



3.  Sales and other operating revenues


      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

            $ million                                            $ million

                               By business

       8,083  10,186  10,934     Exploration and Production  21,120  16,269
      48,514  49,869  61,022     Refining and Marketing     110,891  92,610
      18,434  23,667  23,110     Gas, Power and Renewables   46,777  39,409
                                 Other businesses
       3,911   5,515   6,125       and corporate             11,640   7,730

     -----------------------                                ---------------

      78,942  89,237 101,191                                190,428 156,018

                               Less: sales between
       8,628  10,239  14,374         businesses              24,613  17,243

     -----------------------                                ---------------

      70,314  78,998  86,817                                165,815 138,775

     =======================                                ===============

                               By geographical area

      18,008  26,911  30,791     UK                          57,702  35,870
      13,545  17,009  17,870     Rest of Europe              34,879  25,973
      33,333  34,282  38,841     USA                         73,123  64,929
      15,638  18,706  20,208     Rest of World               38,914  31,460

     -----------------------                                ---------------

      80,524  96,908 107,710                                204,618 158,232
      10,210  17,910  20,893    Less: sales between areas    38,803  19,457

     -----------------------                                ---------------

      70,314  78,998  86,817                                165,815 138,775

     =======================                                ===============




                                  Notes

4.   Operating profits are after charging:

      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

            $ million                                            $ million

                               Exploration expense

           3       5      13     UK                              18       5
           6       1       -     Rest of Europe                   1       8
          63     103      85     USA                            188     160
          36      51      41     Rest of World                   92      71

     -----------------------                                 --------------

         108     160     139                                    299     244

     =======================                                 ==============

                               Production and similar taxes (a)

          46     114     153   UK                               267     172
         378     535     544   Overseas                       1,079     777

     -----------------------                                 --------------

         424     649     697                                  1,346     949

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit.



5. Interest payable


         147     191     204   Group interest payable           395     295
         (52)    (76)    (76)  Capitalized                     (152)   (102)

     -----------------------                                 --------------

          95     115     128                                    243     193

                               Early redemption of finance

           -      57       -     leases                          57       -

     -----------------------                                 --------------

          95     172     128                                    300     193

     =======================                                 ==============



6. Other finance expense



                               Interest on pension and other
                                 post-retirement benefit
         491     514     509     plan liabilities             1,023     991
                               Expected return on pension
                                 and other post-retirement
        (491)   (547)   (542)    benefit plan assets         (1,089)   (989)

     -----------------------                                 --------------

                               Interest net of expected return
           -     (33)    (33)    on plan assets                 (66)      2
                               Unwinding of discount
          50      45      50     on provisions                   95      98
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
          26      17      17     in TNK-BP                       34      52

     -----------------------                                 --------------

          76      29      34                                     63     152

     =======================                                 ==============




                                  Notes

7.   Dividends paid


      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

                               Dividends per ordinary share

        6.75    8.50    8.50   cents                           17.0    13.5
       3.807   4.522   4.450   pence                          8.972   7.481
        40.5    51.0    51.0   Dividends per ADS (cents)      102.0    81.0

     =======================                                 ==============



8.   Analysis of changes in net debt



      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

            $ million                                            $ million



                               Opening balance
      19,937  23,091  19,564   Finance debt                  23,091  22,325
                               Less: Cash and cash
       2,231   1,359   1,521     equivalents                  1,359   2,056

     -----------------------                                ---------------

      17,706  21,732  18,043   Opening net debt              21,732  20,269

     -----------------------                                ---------------

                               Closing balance
      19,858  19,564  19,302   Finance debt                  19,302  19,858
                               Less: Cash and cash
       1,590   1,521   1,360     equivalents                  1,360   1,590

     -----------------------                                ---------------

      18,268  18,043  17,942   Closing net debt              17,942  18,268

     -----------------------                                ---------------

                               Decrease (increase)
        (562)  3,689     101     in net debt                  3,790   2,001

     =======================                                ===============

                               Movement in cash and cash
                                 equivalents (excluding
        (630)    171    (161)    exchange adjustments)           10    (458)
                               Net cash outflow (inflow)
                                 from financing(excluding
         199   3,547     380     share capital)               3,927   2,635
           -    (147)      -   Adoption of IAS 39              (147)      -
           -      98      17   Fair value hedge adjustment      115       -
          15      49      53   Other movements                  102      53

     -----------------------                                 --------------

                               Movement in net debt before
        (416)  3,718     289     exchange effects             4,007   2,230
        (146)    (29)   (188)  Exchange adjustments            (217)   (229)

     -----------------------                                 --------------

                               Decrease (increase)
        (562)  3,689     101     in net debt                  3,790   2,001

     =======================                                 ==============




                               Notes


9.   TNK-BP Operational and Financial Information


      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

                               Production (Net of royalties)
                                (BP share)

         814     875     903   Crude oil (mb/d)                 889     790
         450     527     429   Natural gas (mmcf/d)             477     416
         891     966     977   Total hydrocarbons (mboe/d)(a)   971     862

     =======================                                 ==============



            $ million                                            $ million

                               Income statement (BP share)
         581     615     920   Profit before interest and tax 1,535     955
         (26)    (29)    (32)  Interest expense *               (61)    (56)
        (161)   (167)   (227)  Taxation                        (394)   (269)
         (10)     (8)    (20)  Minority interest                (28)    (20)

     -----------------------                                 --------------

         384     411     641   Net Income                     1,052     610

     =======================                                 ==============

                               * Excludes unwinding of discount
          26      17      17       on deferred consideration     34      52

     =======================                                 ==============

                               Cash Flow
                               Additional investment in
           -       -       -     TNK-BP joint venture             -  (1,416)
                               Dividends related to period
           -       -       -     prior to acquisition             -     143

     -----------------------                                 --------------

                               Net investment in TNK-BP
           -       -       -     joint venture                    -  (1,273)

     =======================                                 ==============

           -     250     425   Dividends received               675     119

     =======================                                 ==============

      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============

                               Average oil marker prices ($/bbl)

       32.32   42.54   48.08   Urals (NWE - cif)              45.31   30.67
       32.60   43.21   48.49   Urals (Med - cif)              45.85   30.79
       19.71   19.14   27.39   Domestic Oil                   23.27   18.40

     =======================                                 ==============





    Balance Sheet                                 30 June       31 December
                                                     2005              2004

                                                 ==========================

    Investments in jointly controlled entities      8,671             8,294

                                                 ==========================

    Deferred consideration
      Due within one year                           1,244             1,227
      Due after more than one year                  1,211             1,194

                                                 --------------------------

                                                    2,455             2,421

                                                 ==========================



(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

     TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to a credit of $14 million in 2Q 2005 and a charge of $14 million in first half 2005.

     As reported at first quarter 2005, various TNK-BP group companies have received tax notifications totalling approximately $1 billion in respect of 2001. Discussions between TNK-BP and the Russian Federal Tax Service (FTS) regarding these notifications are still ongoing. In addition, the FTS is currently conducting routine tax audits for 2002 and 2003, although it has not communicated any preliminary findings and any such findings are likely to be dependent on the resolution of the 2001 tax issues. In the agreements executed at the formation of TNK-BP, BP has extensive indemnities from its co-venturers in respect of pre-acquisition tax liabilities.




                                      Notes

10.   Olefins and Derivatives

      Second   First  Second
     Quarter Quarter Quarter                                    First Half
        2004    2005    2005                                   2005    2004

     =======================                                 ==============


                               Refinery throughputs (mb/d)

         198     193     165   UK                               179     198
         142     199     186   Rest of Europe                   192     158

     -----------------------                                 --------------

         340     392     351   Total throughput                 371     356

     -----------------------                                 --------------

                               Petrochemicals production (kte)

         530     461     583   UK                             1,044   1,067
       1,912   2,132   2,126   Rest of Europe                 4,258   3,843
       1,370   1,301   1,340   USA                            2,641   2,730
          93     104     552   Rest of World                    656     185

     -----------------------                                 --------------

       3,905   3,998   4,601   Total production               8,599   7,825

     -----------------------                                 --------------

              $ million                                          $ million

                               Income Statement
          52     506     247   Profit before interest and tax   753      44
         (63)   (150)     43   Inventory holding (gains) losses(107)   (160)

     -----------------------                                 --------------

                               Replacement cost profit before
         (11)    356     290     interest and tax               646    (116)

     =======================                                 ==============

                               By geographical area:

         (21)    (30)    125   UK                                95    (126)
          69     302     124   Rest of Europe                   426     196
         (77)     89      24   USA                              113    (212)
          18      (5)     17   Rest of World                     12      26

     -----------------------                                 --------------

         (11)    356     290                                    646    (116)

     =======================                                 ==============

                               Replacement cost result includes:

                               Impairment and gain (loss) on sale
         (67)    (24)      -     of businesses and fixed assets (24)   (201)

     -----------------------                                 --------------

         (67)    (24)      -   Total non-operating items        (24)   (201)

     =======================                                 ==============

                               Other Financial Information
                               Capital expenditure and
         122     144     155     acquisitions                   299     277

     =======================                                 ==============



Olefins and Derivatives includes the Olefins and Derivatives businesses previously reported in the former Petrochemicals segment, the Grangemouth and Lavera refineries previously reported within the Refining and Marketing segment, the Hobbs fractionator previously included in Gas, Power and Renewables and costs associated with the former Petrochemicals segment.



                                      Notes


11.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.



                                    RC Profit     Inventory         Profit
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax

                                   ---------------------------------------

                                                   $ million

Second Quarter 2005

Exploration and Production              1,163             -          1,163
Refining and Marketing                     72           (10)            62
Gas, Power and Renewables                   9             -              9
Other businesses and corporate              5            (5)             -

                                   ---------------------------------------

                                        1,249           (15)         1,234

                                   =======================================

First Quarter 2005

Exploration and Production                841             -            841
Refining and Marketing                     76            (4)            72
Gas, Power and Renewables                   5             -              5
Other businesses and corporate             (1)            -             (1)

                                   ---------------------------------------

                                          921            (4)           917

                                   =======================================

Second Quarter 2004

Exploration and Production                814             -            814
Refining and Marketing                     72            (1)            71
Gas, Power and Renewables                   2             -              2
Other businesses and corporate              9            (2)             7

                                   ---------------------------------------

                                          897            (3)           894

                                   =======================================



Half Year 2005

Exploration and Production              2,004             -          2,004
Refining and Marketing                    148           (14)           134
Gas, Power and Renewables                  14             -             14
Other businesses and corporate              4            (5)            (1)

                                   ---------------------------------------

                                        2,170           (19)         2,151

                                   =======================================



Half Year 2004

Exploration and Production              1,377             -          1,377
Refining and Marketing                    170            (7)           163
Gas, Power and Renewables                   2             -              2
Other businesses and corporate             26           (11)            15

                                   ---------------------------------------

                                        1,575           (18)         1,557

                                   =======================================




                                      Notes

11.  Equity-accounted entities (continued)

                                                                    Profit
                                                       Minority    for the
                                  Interest     Tax     interest     period

                                  ----------------------------------------

                                                  $ million

Second Quarter 2005

Exploration and Production             (56)   (289)         (20)       798
Refining and Marketing                  (5)    (13)           -         44
Gas, Power and Renewables               (3)     (1)           -          5
Other businesses and corporate          (1)      -            -         (1)

                                   ---------------------------------------

                                       (65)   (303)         (20)       846

                                   =======================================

First Quarter 2005

Exploration and Production             (52)   (227)          (8)       554
Refining and Marketing                  (5)    (18)           -         49
Gas, Power and Renewables               (2)     (2)           -          1
Other businesses and corporate          (3)      -            -         (4)

                                   ---------------------------------------

                                       (62)   (247)          (8)       600

                                   =======================================

Second Quarter 2004

Exploration and Production             (46)   (222)         (10)       536
Refining and Marketing                  (4)    (17)           -         50
Gas, Power and Renewables               (1)      -            -          1
Other businesses and corporate          (1)      -            -          6

                                   ---------------------------------------

                                       (52)   (239)         (10)       593

                                   =======================================



Half Year 2005

Exploration and Production            (108)   (516)         (28)     1,352
Refining and Marketing                 (10)    (31)           -         93
Gas, Power and Renewables               (5)     (3)           -          6
Other businesses and corporate          (4)      -            -         (5)

                                   ---------------------------------------

                                      (127)   (550)         (28)     1,446

                                   =======================================



Half Year 2004

Exploration and Production             (96)   (380)         (20)       881
Refining and Marketing                  (8)    (36)           -        119
Gas, Power and Renewables               (3)      -            -         (1)
Other businesses and corporate          (2)      -            -         13

                                   ---------------------------------------

                                      (109)   (416)         (20)     1,012

                                   =======================================



                               Notes


12.  Third quarter results

     BP's third quarter results will be announced on 25 October 2005.

13.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2004 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.




                                   Contacts

                                   London                   United States

                                   --------------           --------------

Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174



Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072



http://www.bp.com/investors






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 26 July 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary